UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                       INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and
                       Rule 13a-17 or 15d-17 thereunder

                       First Financial Bancorp, Inc.
        ----------------------------------------------------------
              (Exact name of issuer as specified in charter)

                121 East Locust Street, Belvidere, IL 61008
         ---------------------------------------------------------
                 (Address of principal executive offices)

Issuer's telephone number, including area code     (815) 544-3167
                                                ----------------------

                I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security    Common Stock
                         ----------------------
2.  Number of shares outstanding before the change     454,003
                                                     -------------
3.  Number of shares outstanding after the change      424,876
                                                     -------------
4.  Effective date of change  12/17/96
                              ------------
5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
    acquisition of stock for treasury
    ----------------------------------
    Give brief description of transaction  purchase of 24,700 shares of
                                           ----------------------------
    common stock through stock buy back program
    -------------------------------------------

                       II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
                          ------------------------------------------------------
2.  Name after change
                          ------------------------------------------------------
3.  Effective date of charter amendment changing name
                                                     --------------------------
4.  Date of shareholder approval of change, if required
                                                    ---------------------------
Date   December 17, 1996           /s/ Keith D. Hill, Chief Financial Officer
     -------------------          -------------------------------------------